Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH, OR DISTRIBUTE THIS DOCUMENT, OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) (SEE “SOLICITATION AND DISTRIBUTION RESTRICTIONS” BELOW).

Coca-Cola European Partners US, LLC
(incorporated with limited liability in the State of Delaware “CCEP US”)

announces consent solicitations in respect of its outstanding

EUR350,000,000 2.000 per cent. Notes due 2019 (originally issued by Coca-Cola Enterprises, Inc.) (the “2019 Notes”)
EUR350,000,000 2.625 per cent. Notes due 2023 (originally issued by Coca-Cola Enterprises, Inc.) (the “2023 Notes”)
EUR350,000,000 2.375 per cent. Notes due 2025 (originally issued by Coca-Cola Enterprises, Inc.) (the “2025 Notes”)
EUR250,000,000 2.750 per cent. Notes due 2026 (originally issued by Coca-Cola Enterprises, Inc.) (the “2026 Notes”)
EUR500,000,000 1.875 per cent. Notes due 2030 (originally issued by Coca-Cola Enterprises, Inc.) (the “2030 Notes”)
(each a “Series” and, together, the “Notes”)

fully and unconditionally guaranteed by Coca-Cola European Partners plc (“CCEP” or the “Company”)

12 March 2018. CCEP US announces today separate invitations (each such invitation in respect of a Series, a “Consent Solicitation”) to Eligible Noteholders (as defined below) to consent to certain modifications to the terms (the “Terms”) of, and related documents for, the relevant Series to reflect the substitution of the Company in place of CCEP US as issuer and principal debtor in respect of the relevant Series and the provision of a guarantee from CCEP US (together, the “Proposed Amendments”) as proposed by CCEP US for approval by an extraordinary resolution (an “Extraordinary Resolution”) at a meeting of the holders of such Series (each a “Meeting” and together the “Meetings”), as further described in the Consent Solicitation Memorandum prepared by CCEP US dated 12 March 2018 (the “Consent Solicitation Memorandum”).

The Consent Solicitations are being made on the terms and subject to the conditions contained in the Consent Solicitation Memorandum and this announcement should be read in conjunction with the Consent Solicitation Memorandum. Capitalised terms used but not otherwise defined in this announcement have the meanings given in the Consent Solicitation Memorandum.  Copies of the Consent Solicitation Memorandum are (subject to distribution restrictions) available from the Tabulation and Information Agent as set out below.

	ISIN / Common Code	Outstanding Nominal Amount	Early Participation Fee
2019 Notes	XS0810720515/ 081072051	EUR350,000,000	0.15 per cent. of the outstanding nominal amount of the Notes of the relevant Series
2023 Notes	XS0989155089/ 098915508	EUR350,000,000
2025 Notes	XS0926785808/ 092678580	EUR350,000,000
2026 Notes	XS1064307058/ 106430705	EUR250,000,000
2030 Notes	XS1206411230/ 120641123	EUR500,000,000

Background to the Consent Solicitations

The Notes are issued by CCEP US, with a full and unconditional guarantee from CCEP. Since 2016, CCEP has been the sole issuer of debt securities for the group, with a full and unconditional guarantee from CCEP US. CCEP is the ultimate owner of the group’s bottling and distribution operations and the indirect parent company of CCEP US.

The Consent Solicitations are being made to consolidate debt of the group by aligning the obligor and guarantor of the Notes with the most recent issuances of the Company. By simplifying the capital structure of the Company and its consolidated subsidiaries, the Proposed Amendments would reduce administrative complexity for the Company.

Eligible Noteholders

The Consent Solicitations are only being made, and the Consent Solicitation Memorandum and any other documents or materials relating to the Consent Solicitations are only for distribution or to be made available to a person that is (a) located and resident outside the United States and not a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended) and (b) otherwise a person to whom the relevant Consent Solicitation can be lawfully made and that may lawfully participate in the relevant Consent Solicitation (all such persons, “Eligible Noteholders”).

Meetings

A notice (the “Notice”) convening the Meetings to be held at the offices of Shearman & Sterling (London) LLP at 9 Appold Street, London EC2A 2AP on 3 April 2018 has been given to Noteholders in accordance with the Terms on or around the date of the Consent Solicitation Memorandum. The form of the Notice is set out in the Annex to the Consent Solicitation Memorandum.

The initial Meeting (in respect of the 2019 Notes) will commence at 11.00 a.m. (CET), with subsequent Meetings in respect of each other Series (in chronological order of scheduled maturity date as set out on the cover page of the Consent Solicitation Memorandum) being held at 5 minute intervals thereafter or after the completion of the preceding Meeting (whichever is later).

At each Meeting, Noteholders of the relevant Series will be invited to consider and, if thought fit, pass the relevant Extraordinary Resolution to approve the implementation of the Proposed Amendments in respect of the relevant Series, as more fully described in the Consent Solicitation Memorandum and the Notice.

The implementation of each Consent Solicitation and the related Extraordinary Resolution will be conditional on:

(a)	the passing of the relevant Extraordinary Resolution;

(b)
the quorum required for, and the requisite majority of votes cast at, the relevant Meeting being satisfied by Eligible Noteholders, irrespective of any participation at the relevant Meeting by each Noteholder who is not a person to whom the Consent Solicitation is being made, on the basis that such Noteholder is either (i) a U.S. person and/or located or resident in the United States and/or (ii) a person to whom the Consent Solicitation cannot otherwise be lawfully made (“Ineligible Noteholders”) (and would also have been so satisfied if any Ineligible Noteholders who provide confirmation only of their status as Ineligible Noteholders and waive their right to attend and vote (or be represented) at the relevant Meeting had actually participated at such Meeting), including the satisfaction of such condition at an adjourned Meeting as further described in the Consent Solicitation Memorandum (the “Eligibility Condition”); and

(c)	the Consent Solicitation not having been terminated as further described in the Consent Solicitation Memorandum.

 (together, the “Consent Conditions”).

The quorum required for each Meeting to consider the relevant Extraordinary Resolution is one or more persons who are; (a) the registered holder of any Notes; (b) a bearer of any voting certificate in respect of the Notes; and (c) a proxy specified in any block voting instruction (“Eligible Persons”), present and holding or representing in the aggregate not less than 50 per cent. in principal amount of the relevant Series for the time being outstanding.

In the event the necessary quorum for any Extraordinary Resolution for any reason is not obtained, the relevant Meeting will be adjourned, as further described in the Consent Solicitation Memorandum. The quorum for any adjourned Meeting is one or more Eligible Persons present (whatever the principal amount of the Notes so held or represented by them).

To be passed at the relevant Meeting (including any such adjourned Meeting), an Extraordinary Resolution requires a majority in favour consisting of not less than 75 per cent. of the votes cast at such Meeting. If passed, an Extraordinary Resolution shall be binding on all Noteholders of the relevant Series, whether or not present at the relevant Meeting and whether or not voting.

In the event an Extraordinary Resolution is passed but the Eligibility Condition is not satisfied, it is a term of each Extraordinary Resolution that the relevant Meeting shall be adjourned on the same basis as for a Meeting where the necessary quorum is not obtained. In such event, the relevant Extraordinary Resolution shall be proposed again to Noteholders of the relevant Series at such adjourned Meeting for the purposes of determining whether it can be passed irrespective of the participation by Ineligible Noteholders at such adjourned Meeting (and would also have been so passed if any Ineligible Noteholders who provide confirmation only of their status as Ineligible Noteholders and waive their right to attend and vote (or be represented) at the relevant adjourned Meeting had actually participated at such adjourned Meeting) and, if so, the Eligibility Condition will be satisfied on such subsequent passing of such Extraordinary Resolution.

In accordance with the procedures for participating in the Consent Solicitations and at the Meetings, each Noteholder will be requested to confirm whether or not it is an Eligible Noteholder in order to participate in the relevant Consent Solicitation or otherwise participate at the relevant Meeting. A Consent Instruction which does not include such confirmation will be treated as not having been validly submitted and will be rejected.

Noteholders should refer to the Notice for full details of the procedures in relation to the Meetings.

Early Participation Fee

Each Eligible Noteholder from whom a valid Consent Instruction in favour of the relevant Extraordinary Resolution is received by the Tabulation and Information Agent by 5.00 p.m. (CET) on 23 March 2018 (such time and date with respect to each Series, as the same may be extended, the “Early Instruction Deadline”) will be eligible to receive payment of an amount equal to 0.15 per cent. of the nominal amount of the Notes that are the subject of such Consent Instruction (the “Early Participation Fee”).

Only Eligible Noteholders may, subject to the conditions described in the Consent Solicitation Memorandum be entitled to receive the Early Participation Fee.

To be eligible to receive the Early Participation Fee, each Eligible Noteholder who submits a Consent Instruction must not attend, or seek to attend, the relevant Meeting in person or make any other arrangements to be represented at the relevant Meeting (other than by way of its Consent Instructions). Eligible Noteholders may choose to attend and vote at the relevant Meeting in person or to make other arrangements to be represented or to vote at the relevant Meeting, however, any such Eligible Noteholder will not be eligible to receive the Early Participation Fee in respect of such Notes, irrespective of whether such Eligible Noteholder has also delivered a Consent Instruction or such other arrangements are made by the Early Instruction Deadline.

Eligible Noteholders may continue to submit Consent Instructions after the Early Instruction Deadline and up to the Expiration Deadline but such Eligible Noteholders will not be eligible to receive the Early Participation Fee in respect of those Consent Instructions.

Payment of the Early Participation Fee in respect of a Series of Notes is conditional on the satisfaction of the Consent Conditions for that Series.

Where payable, the Early Participation Fee will be paid to the Eligible Noteholder, or (if applicable) the Direct Participant acting on behalf of the relevant Eligible Noteholder, who was the holder of the relevant Notes on the date on which the relevant Extraordinary Resolution was passed. In the event that any such Eligible Noteholder sells or transfers its Notes between the date on which the relevant Extraordinary Resolution was passed and the payment of the Early Participation Fee, the entitlement to the Early Participation Fee will not be transferred with the relevant Notes.

Ineligible Noteholder

An Ineligible Noteholder may be eligible, to the extent permitted by applicable laws and regulations, to receive an equivalent amount to any applicable Early Participation Fee (which is an amount equal to 0.15 per cent. of the nominal amount of the Notes that are the subject of a valid Ineligible Noteholder Instruction that is received by the Tabulation and Information Agent by 5.00 p.m. (CET) on 23 March 2018 and is not subsequently revoked), subject in each case to the relevant Extraordinary Resolution being passed at the relevant Meeting (or any adjourned such Meeting) and the conditions to the relevant Extraordinary Resolution being satisfied, all as more fully described in the Notice.

Timetable

The indicative timetable is summarised below:

Event	Indicative Timetable

Announcement of Consent Solicitations and publication of Notice convening the Meetings	12 March 2018.

Early Instruction Deadline	5.00 p.m. (CET) on 23 March 2018.

Expiration Deadline	5.00 p.m. (CET) on 27 March 2018.

Meetings	From 11.00 a.m. (CET) on 3 April 2018.

Announcement of results of Meetings	As soon as reasonably practicable after the Meetings.

Payment Date for Early Participation Fee and Ineligible Holder Payment
No later than the seventh Business Day following the applicable Meeting at which the Extraordinary Resolution is passed for the relevant Series and the Eligibility Condition relating to such Extraordinary Resolution is satisfied.

If an Extraordinary Resolution is passed at the relevant Meeting in respect of any Series and the related Eligibility Condition is satisfied, (i) execution and delivery of the New Guarantee, the applicable Supplemental Agency Agreement and the applicable Global Note Addendum and (ii) announcement of the substitution of the Company as issuer and principal debtor in respect of the relevant Series and provision of the New Guarantee from CCEP US.
12 April 2018.

The above dates and times are subject to the right of CCEP US to extend, re-open, amend and/or terminate any Consent Solicitation (other than the terms of the Extraordinary Resolutions) as described in the Consent Solicitation Memorandum and the passing of each Extraordinary Resolution and satisfaction of the Eligibility Condition at the first Meeting of the relevant Series. Accordingly, the actual timetable may differ significantly from the timetable above.

Eligible Noteholders are advised to check with any bank, custodian, securities broker or other intermediary through which they hold their Notes when such intermediary would need to receive instructions from an Eligible Noteholder in order for such Eligible Noteholder to participate in, or (in the limited circumstances in which revocation is permitted) to validly revoke their instruction to participate in, the relevant Consent Solicitation(s) and/or the relevant Meeting(s) before the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission and (where permitted) revocation of Consent Instructions will be earlier than the relevant deadlines above.

Further details on the Consent Solicitations can be obtained from:

LEAD SOLICITATION AGENTS

Barclays Bank PLC	Mizuho International plc
5 The North Colonnade	Mizuho House
Canary Wharf	30 Old Bailey
London E14 4BB	London EC4M 7AU
United Kingdom	United Kingdom

Telephone: +44 20 3134 8515	Telephone: +44 20 7090 6442
Attention: Liability Management Group	Attention: Liability Management
Email: eu.lm@barclays.com	Email: FI-DCM-LiabilityManagement@us.mizuho-sc.com

CO-SOLICITATION AGENTS

Deutsche Bank AG, London Branch	Merrill Lynch International
Winchester House	2 King Edward Street
1 Great Winchester Street	London EC1A 1HQ
London EC2N 2DB	United Kingdom
United Kingdom

Requests for documentation and information in relation to the procedures for delivering Consent Instructions should be directed to:

TABULATION AND INFORMATION AGENT

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA

Telephone:  +44 20 7704 0880
Attention:  Thomas Choquet
Email:  cocacola@lucid-is.com

DISCLAIMER:  This announcement must be read in conjunction with the Consent Solicitation Memorandum. This announcement and the Consent Solicitation Memorandum contain important information which should be read carefully before any decision is made with respect to the Consent Solicitations or any Meeting. If any Noteholder is in any doubt as to the action it should take or is unsure of the impact of the implementation of any Extraordinary Resolution, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the relevant Consent Solicitation(s) or otherwise participate in any Meeting.  None of the Company, CCEP US, the Solicitation Agents, the Tabulation and Information Agent or Fiscal Agent expresses any opinion about the terms of the Consent Solicitations or the Extraordinary Resolutions or makes any recommendation as to whether Noteholders should participate in any Consent Solicitation or otherwise participate in any Meeting.

SOLICITATION AND DISTRIBUTION RESTRICTIONS

United States

The Consent Solicitations are only being made outside the United States, to persons other than “U.S. persons” (as defined in Regulation S under the Securities Act). Any purported participation in any Consent Solicitation resulting directly or indirectly from a violation of these restrictions will be invalid and any participation in any Consent Solicitation by a person that is located or resident in the United States or that is a U.S. person or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a beneficial owner that is giving instructions from within the United States or that is any U.S. person will not be accepted.

Neither this announcement nor the Consent Solicitation Memorandum is an offer of securities for sale in the United States or to any U.S. person. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The Notes and the New Guarantee have not been, and will not be, registered under the Securities Act, or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, unless an exemption from the registration requirements of the Securities Act is available.

Each Noteholder participating in any Consent Solicitation will represent that it is not a U.S. person (as defined in Regulation S under the Securities Act), and is not acting for the account or benefit of any U.S. person, and that it is not located or resident in the United States.

For the purpose of this announcement and the Consent Solicitation Memorandum, “United States” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

This announcement and the Consent Solicitation Memorandum may only be communicated to persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply. Accordingly, this announcement and the Consent Solicitation Memorandum is only for circulation to persons inside the United Kingdom who fall within one of the following categories:

(i)	a person who is a holder or a beneficial owner of any Notes; or

(ii)
any other persons who also: (1) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order; (2) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; or (3) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). In the United Kingdom this announcement and the Consent Solicitation Memorandum is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

General

Nothing in this announcement or the Consent Solicitation Memorandum constitutes or contemplates an offer of, an offer to purchase or the solicitation of an offer to sell any security in any jurisdiction and participation in any Consent Solicitation by a Noteholder in any circumstances in which such participation is unlawful will not be accepted.

The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law, and persons into whose possession this announcement or the Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions.